FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            No   X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 March 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Letter from the Chairman

This document is important and requires your immediate attention

If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dear Shareholder

This letter is sent on behalf of the board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are:

1	A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Friday 24 April 2015 (AGM); and

2	A Proxy Form and Attendance Card for the AGM.

The meeting place for the AGM will be the Lancaster London Hotel, Lancaster Terrace, London W2 2TY and the AGM will commence at 2.30pm (BST).

The business to be conducted at the AGM is summarised below.

Items 1 – 4: Accounts, Dividend, Re-appointment of Auditor and Authority to agree the remuneration of the Auditor

The purpose of these resolutions is:

>	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2014. This can be found in the Annual Report and Form 20-F Information 2014 (Annual Report), which is available on our website, www.astrazeneca.com, or by request from the Company.
>	To confirm the first interim dividend of US$0.90 (53.1 pence, SEK 6.20) per ordinary share and to confirm, as the final dividend for 2014, the second interim dividend of US$1.90 (125.0 pence, SEK 15.62) per ordinary share.
>	To reappoint KPMG LLP, London as Auditor of the Company.
>	To authorise the Directors to agree the remuneration of the Auditor.

Item 5: Election or re-election of Directors

At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election are set out in the Notice of AGM and Shareholders’ Circular.

John Varley, senior independent Non-Executive Director and Dame Nancy Rothwell, Non-Executive Director, both intend to retire from the Board at the close of the AGM on 24 April 2015, each having served as a Board member for nine years, and will not present themselves for re-election. On behalf of the Board, I would like to pay tribute to their experience, wisdom, common sense and collegiality, as well as their leadership of the Remuneration Committee and the Science Committee respectively. I speak for all of my colleagues on the Board in saying that we will miss them and their contribution to our work; they go with our very best wishes for their future endeavours. With effect from the conclusion of the AGM and subject to re-election by shareholders, Rudy Markham will become senior independent Non-Executive Director, Graham Chipchase will become Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee, Bruce Burlington will become Chairman of the Science Committee and a member of the Nomination and Governance Committee, and Geneviève Berger will oversee sustainability matters on behalf of the Board.

Dr Cornelia (Cori) Bargmann will be proposed to shareholders for election as a Non-Executive Director at the AGM. Cori will bring a wealth of experience in scientific research, fitting the needs of AstraZeneca’s Board very well. On election, it is proposed that she will become a member of the

Science Committee. More information about her background and experience is set out in Resolution 5.

In making the proposals and Board Committee appointments described above, the Board considered and satisfied itself as to the availability and time commitment of the Directors concerned.

During 2014, the Board considered the independence of the current Non-Executive Directors under the UK Corporate Governance Code (the Code). As Chairman, I met the independence criteria prescribed in the Code upon my appointment. Under the Code, it is not considered appropriate to repeat this test after my appointment.

The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for re-election are independent in character and judgement and that there are no relationships or circumstances likely to affect their character or judgement. During 2014, the Board also completed the annual evaluation of its performance and that of its Committees and individual Directors. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

Item 6: Directors’ Remuneration Report

The purpose of Resolution 6 is to receive and approve the annual statement of the Chairman of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2014.

2	Notice of Annual General Meeting 2015 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

The Statement and the Annual Report on Remuneration can be found on pages 100 to 115 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the Annual Report on Remuneration. The Annual Report on Remuneration gives details of the remuneration paid to the Directors during the year ended 31 December 2014.

The vote on the Statement and the Annual Report on Remuneration is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed.

The Company’s Remuneration Policy was approved by ordinary resolution by shareholders at the Company’s AGM in April 2014. It is intended that the policy shall remain in effect for a period of three years from 1 January 2015.

Item 7: Political donations

The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act), within the European Union. The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report and Form 20-F Information.

Item 8: Allotment of new shares

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for, or convert any security into shares, if authorised to do so by shareholders.

As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the AGM in 2016 or the close of business on 24 July 2016, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to seek renewal of this authority annually.

Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$105,263,500. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 28 February 2015 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$210,527,000 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 28 February 2015.

At 28 February 2015, no shares in the Company were held as treasury shares.

For information, during 2014, the Directors used equivalent authorities, given to them by shareholders at previous AGMs, for the purposes of fulfilling the Company’s obligations under its various share plans.

The number of new shares allotted during 2014, the percentage of the Company’s share capital they represented at 31 December 2014 and the share plans in respect of which they were allotted are shown in the table below.

Share allotments during 2014

	No. of shares allotted	Percentage of issued share capital at 31 Dec 14
AstraZeneca Share Option Plan[1]	5,596,554	0.44
AstraZeneca Savings- Related Share Option Plan	288,825	0.02
AstraZeneca All-Employee Share Plan[2]	87,872	0.01
Total allotted in 2014	5,973,251	0.47

[1]	No further options are being granted under this plan.
[2]	UK Share Incentive Plan approved by HM Revenue & Customs.

No other new shares in the Company were allotted during 2014.

Item 9: Pre-emption rights

The purpose of Resolution 9, which is proposed as a special resolution, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro rata to their holdings.

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolution 9 asks shareholders to do this and, apart from rights issues or any other pre-emptive offer concerning equity

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2015 and Shareholders’ Circular	3

Letter from the Chairman continued

securities, the authority contained in this resolution will be limited to the issue of shares for cash up to an aggregate nominal value of US$15,791,104 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 28 February 2015 (being the last practicable date prior to publication of this Notice of AGM). In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three year period. This authority will expire at the conclusion of the AGM in 2016 or the close of business on 24 July 2016, whichever is earlier.

The Directors have no present intention of exercising this authority but are requesting this authority in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.

Item 10: Purchase of own shares by the Company

The purpose of Resolution 10, which is proposed as a special resolution, is to renew the authority granted at last year’s AGM which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 126,328,833 (representing less than 10% of the issued share capital of the Company at 28 February 2015) and sets minimum and maximum prices.

No shares were repurchased during 2014 and the Board has no intention of repurchasing shares in 2015. The authority sought under Resolution 10 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled.

The authority being sought under Resolution 10 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the close periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.

At 28 February 2015, the total number of shares under option that were outstanding under all of the Company’s share option plans was 4,159,619 representing 0.33% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.41% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).

This authority will only be valid until the conclusion of the AGM in 2016 or the close of business on 24 July 2016, whichever is earlier.

Item 11: Notice period for general meetings

The purpose of Resolution 11, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an AGM) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an AGM or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 11 seeks such approval. The flexibility offered by Resolution 11 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed.

Item 12: New Articles of Association

The purpose of Resolution 12, which is proposed as a special resolution, is to adopt new Articles of Association of the Company (the New Articles) in place of the existing Articles of Association of the Company (the Current Articles).

The changes introduced by the New Articles that are likely to be of most interest to shareholders are summarised below. Other changes, which are of a minor, technical or clarifying nature, have not been noted. A copy of the Current Articles and the New Articles that reflect all of the proposed changes are available for inspection, as noted on page 11.

1.	Publication of the annual report and summary financial statement

The Current Articles provide for the annual report and summary financial statement to be published in both English and Swedish. The requirement to publish such documents in Swedish is removed in the New Articles. This proposal will bring benefits and cost efficiencies to the Company through a reduction of the investment of resources required to produce Swedish translations of such documents (given the significantly lower demand for the Swedish translations compared with the English versions).

4	Notice of Annual General Meeting 2015 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

2.	Electronic payment of dividends

The New Articles provide the Company with additional flexibility to prescribe the manner in which dividends are paid. Currently the Company pays dividends by electronic payment and cheque. The use of cheques has reduced in recent years and there has been significant focus on the development of new payment methods that could improve the security of payments to shareholders and reduce costs.

Although the Current Articles permit the payment of dividends by electronic means, the New Articles allow the directors to determine how dividends are paid to shareholders, including, if and when it is considered desirable to do so, to determine that payments may be made exclusively by inter-bank transfer or other electronic means into accounts nominated by shareholders. The Board has no immediate intention of exercising this power but may do so when it becomes accepted best practice.

Approximately 70% of the Company’s registered shareholders have already provided their bank or building society account details to enable the Company to pay their dividends by bank transfer.

This offers a number of benefits:

(i)	dividends are credited to the shareholder’s account on the payment date as cleared funds, which allows immediate access to the funds;

(ii)	it removes the risk of loss, fraud or theft of dividend payment cheques;

(iii)	it generates savings for the Company, which benefits all shareholders, because paying by direct credit is less expensive than using cheques and eliminates the cost of issuing replacement payments for those cheques that go missing; and

(iv)	it contributes to the Company’s overall effort to reduce its impact on the environment.
3.	Share warrants

A bill titled the “Small Business, Enterprise and Employment Bill 2014-15” includes proposals from the Department for Business, Innovation & Skills to prohibit the creation of new bearer shares and require existing bearer shares to be converted to ordinary registered shares. In anticipation of the enactment of this Bill and the recent dematerialisation into CREST of the Company’s existing bearer shares, the provisions in the Current Articles relating to share warrants are removed in the New Articles.

4.	Revocation of proxies

As permitted by the Act, the New Articles increase the deadline for receipt by the Company of revocations of proxy appointments from three hours to 24 hours before the start of the relevant meeting to allow the Company additional time to process such revocations.

5.	Allotment of new shares

The Investment Association indicates that its members will regard as routine requests from companies for authorisation to allot new shares in an amount of up to one-third of the existing issued share capital (the first section 551 amount) and a further one-third of the existing issued share capital (the first section 551 amount together with the additional headroom of a further one-third of the existing issued share capital (the second section 551 amount)). The allotment of the further one-third of the existing issued share capital is to be subject to various provisos, such that it is applied to pre-emptive rights issues only. The New Articles reflect the ability of the Board to allot shares falling within this additional headroom, if such shareholder approval is obtained. Such shareholder approval currently is regularly sought by the Company at its AGM.

6.	Strategic report and supplementary materials

As a result of a recent change to the Act, the Company is no longer required to prepare a summary financial statement. Instead, if a shareholder agrees not to receive the full annual report and accounts, the Company may provide a copy of the strategic report together with certain supplementary material. The New Articles reflect these updated provisions of the Act. However, shareholders can always view the full annual report and accounts on the Company’s website or request a hard copy from the Company’s registrar, Equiniti Registrars.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.

All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who cannot attend the meeting but who submit a Proxy Form, are counted.

You are requested to complete and return your Proxy Form as soon as possible. If you are a registered holder you may, if you wish, register the appointment of your proxy electronically either via the internet or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Please refer to the notes in the Notice of AGM from page 9 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the notes in the Notice of AGM from page 9 for details.

Yours faithfully,

Leif Johansson

Chairman

19 March 2015

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2015 and Shareholders’ Circular	5

Notice of Annual General Meeting 2015

and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Friday 24 April 2015 at 2.30pm (BST) at the Lancaster London Hotel, Lancaster Terrace, London W2 2TY. You will be asked to consider and pass the following resolutions. Resolutions 9 to 12 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

1	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2014.

2	To confirm the first interim dividend of US$0.90 (53.1 pence, SEK 6.20) per ordinary share and to confirm as the final dividend for 2014 the second interim dividend of US$1.90 (125.0 pence, SEK 15.62) per ordinary share.

3	To reappoint KPMG LLP, London as Auditor of the Company.

4	To authorise the Directors to agree the remuneration of the Auditor.

5	To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions:

A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM in 2016 and may present themselves for re-election.

Leif Johansson (63)

Non-Executive Chairman of the Board (April 2012*)

Committee Membership Chairman of the Nomination and Governance Committee and member of the Remuneration Committee

Skills and Experience From 1997 to 2011, Leif was Chief Executive Officer of AB Volvo. Prior to that, he served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of BMS from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg.

Other Appointments Leif is Chairman of global telecommunications company, LM Ericsson. He holds board positions at Svenska Cellulosa Aktiebolaget SCA and Ecolean AB, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994, serving as Chairman since 2012. Leif is also a member of the European Round Table of Industrialists and Chairman of the International Advisory Board of the Nobel Foundation.

*	Date of appointment.

Pascal Soriot (55)

Executive Director and CEO

(October 2012)

Skills and Experience Pascal brings significant experience in established and emerging markets, strength of strategic thinking, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as Chief Operating Officer of Roche’s pharmaceuticals division from 2010 to September 2012 and, prior to that, Chief Executive Officer of Genentech, a biologics business, where he led its successful merger with Roche. Pascal joined the pharmaceutical industry in 1986 and has worked in senior management roles in numerous major companies around the world. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.

Marc Dunoyer (62)

Executive Director and CFO

(November 2013)

Skills and Experience Marc’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GlaxoSmithKline (GSK), has given him extensive industry experience, including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development. Marc qualified as an accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, GPPS from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. He holds an MBA from HEC, Paris and a Bachelor of Law degree from Paris University.

Cori Bargmann (53)

Proposed Non-Executive Director

(April 2015)

Committee Membership On election, Cori will become a member of the Science Committee.

Skills and Experience Cori is the Torsten N. Wiesel Professor and head of the Lulu and Anthony Wang Laboratory of Neural Circuits and Behavior at The Rockefeller University, New York. She has been a Howard Hughes Medical Institute investigator since 1995. She is a neurobiologist who studies the relationships between genes, neural circuits and behaviour using C. elegans, a tiny roundworm, as the model for her work. Many of the genes and neural pathways in C. elegans are similar to those of mammals and their study provides an insight into the development and functioning of neural circuits.

Cori holds a degree in biochemistry from the University of Georgia and a Ph.D. from the Massachusetts Institute of Technology, where she studied oncogenes with Robert Weinberg. She pursued a postdoctoral fellowship with H. Robert Horvitz at MIT until 1991, when she accepted a faculty position in the Department of Anatomy at the University of California, San Francisco, spending 13 years there, latterly as Vice-Chair of the department. She took up her current position at The Rockefeller University in 2004.

Cori is the recipient of the 2015 Benjamin Franklin Medal in Life Science, one of nine individuals who will be presented with awards by The Franklin Institute, Philadelphia this year. The award is for her contributions to neurobiology that have led to major discoveries elucidating the relationship between genes, neurons, neural circuits and behaviour.

Geneviève Berger (60)

Non-Executive Director (April 2012)

Committee Membership Member of the Science Committee. From the close of the AGM, Geneviève will oversee sustainability matters on behalf of the Board.

Skills and Experience Geneviève was Chief Science Officer at Unilever PLC and a member of the Unilever Leadership Executive from 2008 to April 2014. She holds three doctorates – in physics, human

6	Notice of Annual General Meeting 2015 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

biology and medicine – and was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. Her previous positions include Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris; Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology; Director General, Centre National de la Recherche Scientifique; and Chairman of the Health Advisory Board of the EU Commission.

Other Appointments Geneviève will be proposed for appointment to the board of Air Liquide S.A. at their AGM in May 2015.

Bruce Burlington (66)

Non-Executive Director (August 2010)

Committee Membership Member of the Audit Committee and Science Committee. From the close of the AGM, Bruce will become Chairman of the Science Committee and a member of the Nomination and Governance Committee.

Skills and Experience Bruce is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas. He spent 17 years with the FDA, serving as Director of its Center for Devices and Radiological Health as well as holding various senior roles in the Center for Drug Evaluation and Research. After leaving the FDA, he held various senior executive positions at Wyeth (now part of Pfizer).

Other Appointments Bruce is a Non-Executive Director of the International Partnership for Microbicides, and a member of the scientific advisory boards of the International Medica Foundation and H. Lundbeck A/S.

Ann Cairns (58)

Non-Executive Director (April 2014)

Committee Membership Member of the Audit Committee

Skills and Experience Ann has more than 20 years’ in-depth financial and international business experience and currently serves as President, International Markets, for MasterCard. Before joining MasterCard in 2011, Ann oversaw the European liquidation of Lehman Brothers Holdings International and was the Chief Executive, Transaction Banking at ABN AMRO. At the start of her career, Ann was an award-winning research engineer, culminating as the head of Offshore Engineer – Planning for British Gas. She holds a BSc in pure mathematics from Sheffield University and an MSc with research into medical statistics from Newcastle University in the UK.

Graham Chipchase (52)

Non-Executive Director (April 2012)

Committee Membership Member of the Remuneration Committee. From the close of the AGM, Graham will become Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.

Skills and Experience Graham has served as Chief Executive Officer of global consumer packaging company, Rexam PLC (Rexam) since 2010 after serving at Rexam as Group Director, Plastic Packaging and Group Finance Director. Previously, he was Finance Director of Aerospace Services at the global engineering group GKN plc from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held various finance roles in the industrial gases company The BOC Group plc (now part of The Linde Group). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

Jean-Philippe Courtois (54)

Non-Executive Director (February 2008)

Committee Membership Member of the Audit Committee

Skills and Experience Jean-Philippe has more than 30 years’ experience in the global technology industry. He is President of Microsoft International and previously served as Chief Executive Officer and President of Microsoft EMEA. Jean-Philippe has also served as Co-Chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, he served as an EU Ambassador for the Year of Creativity and Innovation and, in 2011, was named one of ‘Tech’s Top 25’ by The Wall Street Journal Europe.

Other Appointments Jean-Philippe is a board member of PlaNet Finance, a leading international microfinance organisation.

Rudy Markham (69)

Non-Executive Director (September 2008)

Committee Membership Chairman of the Audit Committee and member of the Remuneration Committee and Nomination and Governance Committee. From the close of the AGM, Rudy will become senior independent Non-Executive Director.

Skills and Experience Rudy has significant international business and financial experience, having formerly held various senior commercial and financial positions with Unilever, culminating in his appointment as its Chief Financial Officer.

Other Appointments Rudy is Chairman and a Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services Inc. and Legal & General plc. He is also a non-executive member of the operating and supervisory boards of the UK Foreign and Commonwealth Office, Chairman of the supervisory board of Corbion NV (formerly CSM NV), a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012.

Shriti Vadera (52)

Non-Executive Director (January 2011)

Committee Membership Member of the Audit Committee and the Remuneration Committee

Skills and Experience Shriti has significant knowledge of global finance, emerging markets and public policy. She has advised governments, banks and investors on the eurozone crisis, the banking sector, debt restructuring and markets and has served as a G20 Adviser and a Minister in the UK Cabinet Office and Business Department and International Development Department. She has also served on the Council of Economic Advisers, HM Treasury where she focused on business and international economic issues. Prior to that, Shriti spent 14 years in investment banking with SG Warburg/UBS.

Other Appointments Shriti is Joint Deputy Chairman of Santander UK (Chairman from 30 March 2015) and has been a Non-Executive Director of BHP Billiton since 2011.

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2015 and Shareholders’ Circular	7

Notice of Annual General Meeting 2015

and Shareholders’ Circular continued

Marcus Wallenberg (58)

Non-Executive Director (April 1999)

Committee Membership Member of the Science Committee

Skills and Experience Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999.

Other Appointments Marcus is Chairman of Skandinaviska Enskilda Banken AB, Saab AB and FAM. He is a member of the boards of Investor AB, Temasek Holdings Limited and the Knut and Alice Wallenberg Foundation.

6	To approve the annual statement of the Chairman of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2014, as set out on pages 100 to 115 of the Annual Report, in accordance with section 439 of the Companies Act 2006.

7	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and are hereby authorised to:

(a)	make donations to political parties or independent election candidates;

(b)	make donations to political organisations other than political parties; and

(c)	incur political expenditure;

during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any subsidiary shall not exceed US$250,000 per company and together with those made by any subsidiary and the Company shall not exceed in aggregate US$250,000. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.

8	That:

(a)	the directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:

(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate nominal amount of US$105,263,500; and

(B)	comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$210,527,000 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 24 July 2016); and

(ii)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c) below, all existing authorities given to the directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and

(c)	paragraph (b) above shall be without prejudice to the continuing authority of the directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

Special Resolutions

9	That subject to the passing of Resolution 8 as set out in the Notice of AGM of the Company convened for 24 April 2015 and in place of the power given to them pursuant to the special resolution of the Company passed on 24 April 2014, the directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Act did not apply to the allotment.

This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 24 July 2016), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

8	Notice of Annual General Meeting 2015 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(c)	in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$15,791,104.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted.

10	That the Company be and is hereby unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:

(a)	the maximum number of ordinary shares which may be purchased is 126,328,833;
(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and

(c)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System.

This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2016 or, if earlier, at the close of business on 24 July 2016 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

11	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

12	That with immediate effect the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the Board:

A C N Kemp

Company Secretary

AstraZeneca PLC

Registered in England No. 2723534

Registered Office: 2 Kingdom Street,

London W2 6BD

19 March 2015

Notes

Security at the AGM

We take the safety of our shareholders and the security of the AGM very seriously. As usual, we will implement a range of security measures at the AGM, based on a thorough assessment of potential risks. We kindly request that everybody entering the AGM meeting room allows their bag or briefcase to be searched. If you are happy to allow a search, you will be welcome to take your bag or briefcase into the meeting room with you. Otherwise, we will politely require you to leave it in the cloakroom for the duration of the meeting.

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.00pm (BST) on Wednesday 22 April 2015 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.00pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.00pm (BST) on Wednesday 22 April 2015, or if this meeting is adjourned, in the register of members after 6.00pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.

A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:

>	Completing and returning the Proxy Form; or

>	Going to the Shareview website, www.shareview.co.uk; or

>	If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2015 and Shareholders’ Circular	9

Notice of Annual General Meeting 2015

and Shareholders’ Circular continued

You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.

Deadline for receipt of Proxy Form

To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 2.30pm (BST) on 22 April 2015, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.

Appointment of proxies through Sharevote and Shareview websites

Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk, using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on the link to vote. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of corporate representatives

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares:

>	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and
>	in other cases, the power is treated as not exercised.

Nominated Persons

Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Members’ requests under section 527 of the Companies Act 2006

Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

10	Notice of Annual General Meeting 2015 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

Members’ rights to ask questions

Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

Members’ resolutions and matters under sections 338 and 338A of the Companies Act 2006

Under sections 338 and 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective; (b) it is defamatory of any person; or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 13 March 2015, being the date six clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Total voting rights

At 28 February 2015 (being the last practicable date prior to the publication of this Notice of AGM) the Company’s issued share capital consisted of 1,263,288,333 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 28 February 2015 were 1,263,288,333.

Documents available for inspection

The following information may be inspected during business hours at the Company’s registered office and will on the day of the AGM be available for inspection at the

Lancaster London Hotel, Lancaster Terrace, London W2 2TY from 2.15pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their families in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) the Annual Report and Form 20-F Information 2014; (4) a copy of the Company’s existing Articles of Association; and (5) a copy of the Company’s proposed new Articles of Association.

Voting Results

The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com within 14 days of the date of the AGM.

Updated information

Certain information in the Company’s Annual Report and Form 20-F Information 2014 is updated here as follows:

On 28 February 2015, the proportion of ordinary shares represented by ADSs was 9.57% of the ordinary share capital of the Company in issue on that date.

On 28 February 2015, the number of registered holders of ordinary shares was 99,973 (of which 722 were in the US) and the number of record holders of American depositary receipts on the same date was 1,907 (of which 1,884 were in the US).

On 28 February 2015, there were options outstanding to subscribe over 4,159,619 ordinary shares of the Company, with subscription prices in the range of 1882-3599 pence (weighted average subscription price 2599 pence) and normal expiry dates from 2015 to 2019.

Adoption of Financial Reporting Standard (FRS) 101 – Reduced Disclosure Framework

Following the publication of FRS 100 Application of Financial Reporting Requirements by the Financial Reporting Council, AstraZeneca PLC is required to change its accounting framework for its entity financial statements, which is currently UK GAAP, for its financial year commencing 1 January 2015. The Board considers that it is in the best interests of the group for AstraZeneca PLC to adopt FRS 101 Reduced Disclosure Framework. No disclosures in the current UK GAAP financial statements would be omitted on adoption of FRS 101. A shareholder or shareholders holding in aggregate 5% or more of the total allotted shares in AstraZeneca PLC may serve objections to the use of the disclosure exemptions on AstraZeneca PLC, in writing, to the Company Secretary at the Company’s registered office (2 Kingdom Street, London W2 6BD) not later than 30 June 2015.

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2015 and Shareholders’ Circular	11

Registered office and corporate	Registrar
headquarters	Equiniti Limited
AstraZeneca PLC	Aspect House
2 Kingdom Street	Spencer Road
London W2 6BD	Lancing
UK	West Sussex BN99 6DA
Tel: +44 (0)20 7604 8000	UK
Fax: +44 (0)20 7604 8151	Tel: (freephone in the UK) 0800 389 1580
Tel: (outside the UK) +44 (0)121 415 7033
Investor relations ir@astrazeneca.com	Swedish Central Securities Depository
Euroclear Sweden AB
UK: as above	PO Box 191
SE-101 23 Stockholm
US:	Sweden
Investor Relations	Tel: +46 (0)8 402 9000
AstraZeneca Pharmaceuticals LP
One MedImmune Way	US Depositary
Gaithersburg MD 20878	Citibank Shareholder Services
US	PO Box 43077
Tel: +1 (301) 398 0000	Providence
RI 02940-3077
US
Tel: (toll free in the US) +1 888 697 8018
Tel: (outside the US) +1 781 575 4555
citibank@shareholders-online.com
A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006 is available online at

www.astrazeneca.com/noticeofmeeting2015